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                 April 6, 2022

       Carol Meltzer
       Vice President and General Counsel
       A-Mark Precious Metals, Inc.
       2121 Rosecrans Avenue, Suite 6300
       El Segundo, CA 90245

                                                        Re: A-Mark Precious
Metals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2022
                                                            File No. 333-263935

       Dear Ms. Meltzer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-
       2545 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Abbe L. Dienstag